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                     CORP BANCA: FIRST QUARTER 2006 RESULTS

Santiago, Chile, May 5, 2005 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter of 2006. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of March 31, 2006 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at the rate of Ch$527.7 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of March 31, 2006.

             CONSOLIDATED RESULTS FOR CORP BANCA FIRST QUARTER 2006

o   ANALYSIS OF RESULTS

CORP BANCA recorded net income of Ch$7,620 million for the first quarter of 2006. This represents a 31.8% decrease as compared to the same period in 2005, and is mainly due to a Ch$2,629 million decrease in gross margin, a Ch$1,088 million increase in operating expenses and a Ch$1,421 million decrease in net revenues from price-level restatement. In general, other key items remained relatively stable as compared to the first quarter of 2005.

The following table shows certain information relating to the composition of our consolidated net income for the first quarter of 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      Change between     Percentage change
                                            Three months ended   Three months ended    2005 and 2006     between 2005 and
                                              March 31, 2005       March 31, 2006         periods           2006 periods
                                           -------------------  -------------------  ---------------    ------------------
Gross margin                                            29,192               26,563           (2,629)                (9.0)%
Operating expenses                                     (13,606)             (14,694)          (1,088)                (8.0)%
Provisions for loan losses                              (3,813)              (3,762)              50                  1.3%
Income attributable to investments
 in other companies                                         63                   85               22                 34.8%
Other non-operating expenses                              (430)                (227)             202                 47.1%
Price-level restatement                                  2,605                1,184           (1,421)               (54.5)%
Net income before taxes                                 14,012                9,149           (4,863)               (34.7)%
Income tax provisions                                   (2,836)              (1,529)           1,308                 46.1%
Net income                                              11,176                7,620           (3,556)               (31.8)%

Gross Margin. The following table shows certain information relating to the composition of CORP BANCA's gross margin for the first quarter of 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      Change between     Percentage change
                                            Three months ended   Three months ended    2005 and 2006     between 2005 and
                                              March 31, 2005       March 31, 2006         periods           2006 periods
                                           -------------------  -------------------  ---------------    ------------------
Net interest revenue                                    21,906               22,037              132                  0.6%
Fees and income from services, net                       4,442                6,218            1,776                 40.0%
Gains from trading activities, net                       5,633                  998           (4,635)               (82.3)%
Foreign exchange transactions, net                      (1,091)                  91            1,183                108.4%
Other operating income, net                             (1,698)              (2,782)          (1,084)               (63.8)%
Gross margin                                            29,192               26,563           (2,629)                (9.0)%

Net interest revenue, as adjusted (*)                   21,235               21,514              279                  1.3%
Foreign Exchange rate earnings,
 as adjusted (*)                                          (421)                 615            1,035                246.2%

(*) Includes exchange rate earnings derived from forward contracts held by CORP BANCA for hedging purposes

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        1
                             Phone: 56 (2) 687 8000
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                                                            [LOGO OF CORP BANCA]

Our gross margin decreased by Ch$2,629 million, or 9.0%, in the first quarter of 2006 as compared to the first quarter of 2005. This decrease mainly reflects the Ch$4,635 million, or 82.3%, decrease in gains from trading activities, net. In prior periods, gains from trading activities, net, which reflects the results of trading in our investment portfolio, have provided us with an important source of cash flow.

However, due to increases in the prevailing interest rates in Chile toward the end of 2005, our investment portfolio generated losses when marked to market, which were recorded as reserves in shareholders' equity. Subsequently, we voluntarily decided to gradually liquidate our investment portfolio, and, accordingly, recognize the aforementioned losses.

Foreign exchange transactions, net increased by Ch$1,183 million, or 108.4%, in the first quarter of 2006 as compared to the same period in 2005, reflecting the effective management of our foreign currency-denominated asset and liability positions through forward contracts.

Other operating income, net, decreased by Ch$1,084 million, or 63.8%, in the first quarter of 2006 as compared to the same period in 2005, due largely to a Ch$340 million increase in sales force expenses relating to the growth in our consumer loan and residential mortgage loan portfolios.

Operating Expenses. The following table shows certain information relating to the composition of CORP BANCA's operating expenses for the first quarter of 2005 and 2006, in millions of Chilean pesos (except percentages):

                                                                                      Change between     Percentage change
                                            Three months ended   Three months ended    2005 and 2006     between 2005 and
                                               March 31, 2005      March 31, 2006         periods           2006 periods
                                           -------------------  -------------------  ---------------    ------------------
Personnel salaries and expenses                         (8,718)              (9,370)            (653)                -7.5%
Administrative and other expenses                       (3,628)              (4,064)            (436)               -12.0%
Depreciation and amortization costs                     (1,260)              (1,260)               0                  0.0%
Total operating expenses                               (13,606)             (14,694)          (1,088)                -8.0%

Our operating expenses increased by Ch$1,088 million, or 8.0%, in the first quarter of 2006 compared to the first quarter of 2005. This increase was attributable to higher personnel salaries and expenses, which rose by Ch$653 million, or 7.5%, from Ch$8,718 million in the first quarter of 2005 to Ch$9,370 million in the first quarter of 2006, reflecting our hiring of additional personnel to handle increased business activity. In addition, administrative and other expenses increased by Ch$436 million, or 12.0%, in the same period due primarily to increased expenditures on marketing campaigns. These increased operating expenses had a negative impact on the efficiency ratio of the bank, which reached 55.3% as of March 31, 2006, as compared to 46.6% as of March 31, 2005.

Price-level restatement. During the first quarter of 2006, we recorded net revenues from price-level restatement of Ch$1,184 million, representing a decrease of Ch$1,421 million, or 54.5%, as compared to net revenues from price-level restatement of Ch$2,605 million in the first quarter of 2005. This decrease reflects the negative inflation rate in Chile in the 2006 period as compared to higher inflation rates in the 2005 period.

Other Indicators. CORP BANCA's annualized return on equity slid from 12.6% in the first quarter of 2005 to 7.9% in the first quarter of 2006 due to the negative impact of the liquidation of the majority of our investment portfolio and the increase in our equity base resulting from the capitalization of 50% of our 2005 net income. On a pre-tax basis, our return on equity in the first quarter of 2006 would have been 9.5%.

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        2
                             Phone: 56 (2) 687 8000
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Meanwhile, our net interest margin ratio (net interest revenue over interest-earning assets) remained relatively flat, falling from 2.8% as of March 31, 2005 to 2.7% as of March 31, 2006.

o   BUSINESS ACTIVITY

Loan Portfolio. Our total loan portfolio (net of interbank loans) amounted to Ch$2,853,704 million as of March 31, 2006, representing 7.8% growth in real terms during the 12-month period then ended, which was lower than the 13.7% growth recorded by the Chilean banking sector for the same period. In addition, our loan portfolio market share in Chile decreased from 6.5% as of March 31, 2005 to 6.2% as of March 31, 2006. On the other hand, this decrease also reflects the results of our strategy of targeting loans to small- and medium-sized businesses. While loans in this sector tend to be for lower amounts than loans to larger corporations, they generate more favorable financial margins for us.

The following table sets forth certain information with respect to CORP BANCA's loan portfolio, by loan type, as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                                           Percentage change
                                            As of March 31,       As of March 31,     Change from March   from March 31, 2005
                                                 2005                  2006            31, 2005 to 2006         to 2006
                                           ------------------    ------------------   -----------------   -------------------
Commercial(*)                                       1,247,104             1,302,821              55,717                 4.5%
Consumer(*)                                           307,304               369,123              61,819                20.1%
Foreign trade                                         233,750               222,925             (10,825)               (4.6)%
Residential mortgages                                  88,291               115,061              26,770                30.3%
Commercial mortgages                                  198,157               191,617              (6,540)               (3.3)%
Other commercial mortgages                              1,454                   879                (576)              (39.6)%
Other Residential mortgages                           101,901               123,427              21,525                21.1%
Leasing contracts                                     186,565               214,173              27,608                14.8%
Factored receivables                                   49,671                51,030               1,359                 2.7%
Contingent                                            206,495               239,578              33,083                16.0%
Past due loans                                         25,730                22,833              (2,898)              (11.3)%
Other outstanding loans                                   482                   238                (244)              (50.6)%
Total loans (excluding interbank loans)             2,646,907             2,853,704             206,797                 7.8%

(*) Includes overdrafts

The loan types that demonstrated the highest growth in relative terms were residential mortgage loans, with a 25.4% increase as of March 31, 2006 as compared to March 31, 2005, and consumer loans, with a 20.1% increase during the same period. The 25.4% increase in residential mortgages easily outpaced the 16.8% growth reported for this loan type in the Chilean banking sector for the same period. This growth allowed us to increase our residential mortgage market share in Chile from 2.3% as of March 31, 2005 to 2.5% as of March 31, 2006.

Other Indicators. For the first quarter of 2006, we had a risk index (allowances for loan losses over total loans) of 1.5%, which compares favorably to the 1.7% risk index for the first quarter of 2005 and the 1.6% risk index for the Chilean banking sector in the first quarter of 2006. The improvement in the risk index was due mainly to changes in the composition of our loan portfolio, including a decrease in past due loans from 1.0% of total loans (net of interbank loans) in the first quarter of 2005 to 0.8% for the first quarter of 2006. Reported past due loans over total loans (net of interbank loans) for the Chilean banking sector were 0.9% for the first quarter of 2006.

Our coverage ratio, measured as allowances for loan losses over past due loans, stayed flat at 196.1% as of March 31, 2006 when compared to March 31, 2005. We believe that this ratio indicates a healthy amount of coverage and it compares favorably to the 178.0% recorded by the Chilean banking sector as of the same date.

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        3
                             Phone: 56 (2) 687 8000
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o   FINANCING

The following table sets forth certain information with respect to CORPBANCA's sources of financing as of the dates indicated, in millions of Chilean pesos (except percentages):

                                                                                                            Percentage
                                                                                        Change from         change from
                                             As of March 31,       As of March 31,    March 31, 2005      March 31, 2005
                                                  2005                 2006               to 2006             to 2006
----------------------------------------   -------------------  -------------------  ---------------    ------------------
Saving accounts and time deposits                    1,823,102            1,519,918         (303,185)               (16.6)%
Current (checking) accounts                            142,641              150,065            7,424                  5.2%
Banker's drafts and other sight deposits               146,699               57,150          (89,550)               (61.0)%
Mortgage bonds                                         284,554              285,887            1,333                  0.5%
Domestic borrowings                                     89,995              125,550           35,555                 39.5%
Foreign borrowings                                     236,006              215,622          (20,384)                (8.6)%
Funds in process of settlement                          91,826               21,041          (70,785)               (77.1)%
Current (checking) accounts + other sight
 deposits(*)                                           197,515              186,174          (11,340)                (5.7)%

(*) Net of funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) decreased by Ch$348,421 million, or 14.0%, as of March 31, 2006 as compared to March 31,2005. This decrease was primarily due to a decrease of Ch$303,185 million, or 16.6%, in saving accounts and time deposits. Our foreign borrowings decreased by Ch$20,384 million, or 8.6%, reflecting the decrease in the value of the U.S. dollar as compared to the Chilean peso. Although these decreases have reduced the amount of available cash, the liquidation of the majority of investments in our treasury portfolio, described above, provided us with cash to finance a significant part of our growth and to service our liabilities.

o   SHAREHOLDERS' EQUITY

The capitalization of 50% of our 2005 net income at the beginning of 2006, in the amount of Ch$26,316 million, enhanced our ability to cause our loan portfolio to grow and to maintain favorable solvency ratios.

With capital and reserves of Ch$384,861 million as of March 31, 2006, we ranked as the fourth largest private bank in Chile as of March 31, 2006 and had an equity market share in Chile of 7.8% as of that date.

Our Basle Index for the first quarter of 2006 was 15.1% compared to 14.1% for the first quarter of 2005.

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        4
                             Phone: 56 (2) 687 8000
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
                                                                                                    Change
                                                                                     -------------------------------------
                                            Three months ended   Three months ended
                                              March 31, 2005       March 31, 2006      Ch$ millions             %
                                           -------------------  -------------------  ---------------    ------------------
OPERATING INCOME
Net interest revenue                                    21,906               22,037              132                  0.6%
Gains from trading activities                            5,633                  998           (4,635)               (82.3)
Fees and income from services, net                       4,442                6,218            1,776                 40.0%
Foreign exchange transactions, net                      (1,091)                  91            1,183                108.4%
Other operating income (loss), net                      (1,698)              (2,782)          (1,084)               (63.8)%
Gross margin                                            29,192               26,563           (2,629)                (9.0)%

Personnel salaries and expenses                         (8,718)              (9,370)            (653)                (7.5)%
Administrative and other expenses                       (3,628)              (4,064)            (436)               (12.0)%
Depreciation and amortization                           (1,260)              (1,260)               0                  0.0%
Total operating expenses                               (13,606)             (14,694)          (1,088)                (8.0)%

Net operating income                                    15,586               11,869           (3,717)               (23.8)%

Provisions for loan losses (*)                          (3,813)              (3,762)              50                  1.3%

Operating income                                        11,773                8,107           (3,667)               (31.1)%

OTHER INCOME AND EXPENSES
Non-operating income                                       606                  495             (110)               (18.2)%
Non-operating expenses                                  (1,035)                (722)             313                 30.2%
Income attributable to
 investments in other companies                             63                   85               22                 34.8%
Price level restatement                                  2,605                1,184           (1,421)               (54.5)%
Total other income and expenses                          2,239                1,042           (1,197)               (53.4)%

Income before income taxes                              14,012                9,149           (4,863)               (34.7)%

Income taxes                                            (2,836)              (1,529)           1,308                 46.1%
Income after income taxes                               11,176                7,620           (3,556)               (31.8)%

Minority interest                                           --                   --               --                   --
Net income                                              11,176                7,620           (3,556)               (31.8)%

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        6
                             Phone: 56 (2) 687 8000
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
                                                                     As of March 31, 2005     As of March 31, 2006
                                                                      or for the three          or for the three
                    Selected Performance Ratios                       months then ended         months then ended
-----------------------------------------------------------------   ---------------------    ---------------------
SOLVENCY INDICATORS
Basle index                                                                          14.1%                    15.1%
Shareholders' equity/Total assets                                                    10.2%                    11.7%
Shareholders' equity/Total liabilities                                               11.4%                    13.2%

CREDIT QUALITY RATIOS
Risk index (1)                                                                        1.7%                     1.5%
Past due loans/Total loans                                                            1.0%                     0.8%
Allowances/Total loans                                                                1.7%                     1.5%
Allowances/Past due loans                                                           172.6%                   196.1%
Provisions for loan losses/Total loans                                                0.6%                     0.5%
Provisions for loan losses/Gross margin                                              13.1%                    14.2%
Provisions for loan losses/Net income                                                34.1%                    49.4%

PROFITABILITY RATIOS
Net interest revenue/Interest-earning assets (2)                                      2.7%                     2.8%
Net interest revenue, as adjusted (3)/Interest-earning assets (2)                     2.8%                     2.9%
Gross margin/Total assets                                                             3.4%                     3.2%
Gross margin/Interest-earning assets (2)                                              3.6%                     3.4%
Provisions and charge-off expenses/Total assets                                       0.4%                     0.5%
ROA(before taxes), over total assets                                                  1.6%                     1.1%
ROA(before taxes), over interest-earning assets (2)                                   1.7%                     1.2%
ROE(before taxes)                                                                    15.8%                     9.5%
ROA, over total assets                                                                1.3%                     0.9%
ROA, over interest-earning assets (2)                                                 1.4%                     1.0%
ROE                                                                                  12.6%                     7.9%
Earnings from subsidiaries/Investment in subsidiaries                                14.3%                    19.0%

EFFICIENCY RATIOS
Operating expenses/Total assets                                                       1.6%                     1.8%
Operating expenses/Total loans                                                        2.0%                     2.0%
Operating expenses/Gross margin                                                      46.6%                    55.3%

EARNINGS
Earnings per share before taxes (Chilean pesos per share)                            0.25                     0.16
Earnings per ADR before taxes (U.S. dollars per ADR)                                 2.11                     1.53
Earnings per share (Chilean pesos per share)                                         0.20                     0.13
Earnings per ADR (U.S. dollars per ADR)                                              1.68                     1.27

(1) New risk index includes total loan loss allowances
(2) Interest-earning assets: Total loans and financial investments
(3) Includes exchange rate earnings from forward contracts

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                             Phone: 56 (2) 687 8000
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                     Consolidated Balance Sheets (unaudited)
     (In millions of Chilean pesos as of March 31, 2006, except percentages)

                                                                                                    Change
                                                                                     -------------------------------------
                                            Three months ended   Three months ended
                                              March 31, 2005       March 31, 2006        Ch$ millions           %
                                           -------------------  -------------------  ---------------    ------------------
ASSETS
Cash and due from banks                                133,770               80,033          (53,737)               (40.2)%
Total Loans                                          2,646,803            2,853,704          206,901                  7.8%
Provisions                                             (44,405)             (44,777)            (372)                 0.8%
Loans, net                                           2,602,398            2,808,927          206,529                  7.9%
Loans to financial institutions                         20,822               40,638           19,817                 95.2%
Securities trading                                       7,809               13,973            6,164                 78.9%
Investments                                            574,466              220,456         (354,010)               (61.6)%
Other assets                                            95,404              101,949            6,545                  6.9%
Fixed assets                                            34,295               33,886             (409)                (1.2)%

Total assets                                         3,468,963            3,299,863         (169,100)                (4.9)%

LIABILITIES
Current (checking) accounts                            142,641              150,065            7,424                  5.2%
Saving accounts and time deposits                    2,525,941            2,166,249         (359,692)               (14.2)%
Subordinated bonds                                      48,789              191,704          142,915                292.9%
Borrowings from domestic
 financial institutions                                 89,995              125,550           35,555                 39.5%
Foreign borrowings                                     236,006              215,622          (20,384)                (8.6)%
Other borrowings                                        60,106               58,191           (1,915)                (3.2)%

Total liabilities                                    3,103,478            2,907,382         (196,096)                (6.3)%

Shareholders' equity                                   365,486              392,481           26,996                  7.4%

Total liabilities and
 shareholders' equity                                3,468,963            3,299,863         (169,100)                (4.9)%

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        8
                             Phone: 56 (2) 687 8000
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                                                            [LOGO OF CORP BANCA]

FORWARD-LOOKING INFORMATION

Certain statements contained herein constitute forward-looking statements. Such statements are based on the point of view and the assumptions of management and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implied in such statements.

Contacts - CORP BANCA:

                                     Claudio Chamorro C.
                                     Planning and Development Manager
                                     (56 - 2) 687-8114
                                     claudio.chamorro@corpbanca.cl

                                     Raul Rubel B.
                                     Investor Relations
                                     (56 - 2) 687-6075
                                     raul.rubel@corpbanca.cl

www.corpbanca.cl        Huerfanos 1072, Santiago, Chile                        9
                             Phone: 56 (2) 687 8000